February 4, 2016

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Five Star Quality Care, Inc. (the “Company”)

Registration Statement on Form S-3

Filed December 1, 2015

File No. 333-208288

Dear Mr. Spirgel:

The Company is writing in response to your letter dated December 17, 2015, in connection with the above-captioned registration statement.  Amendment No. 1 to such registration statement (as so amended, the “Registration Statement”) is being filed via EDGAR simultaneously with this letter.  A paper copy of this letter and clean and marked copies of the Registration Statement have also been sent to you.

For your convenience, your comment with respect to the Registration Statement appears below in bold text and is followed by the Company’s response.

Registration Statement on Form S-3

Selling Shareholders, page 37

1.                                      We note that you have grouped your selling shareholders into two categories. While it appears that you have provided disclosures pursuant to Item 507 of Regulation S-K with regards to Senior Housing Properties Trust, you have not provided analogous information for the category of selling shareholders comprised of your officers and directors and officers of RMR LLC. For example, you have not stated the amount of common shares owned by your officers and directors and officers of RMR prior to the offering nor the amount of common shares to be offered for their accounts. In addition to providing the Item 507 information as concerns the Five Star and RMR category, please also clearly state the aggregate number of shares being registered for resale for both categories of selling shareholders.

Mr. Larry Spirgel

February 4, 2016

Response:  The Company has revised the Registration Statement to remove the officers and directors of the Company and the officers of The RMR Group LLC (f/k/a Reit Management & Research LLC) as selling shareholders.

We appreciate your comment and welcome the opportunity to discuss with you our response provided above.  Please call me at (617) 796-8387 if you have any questions or require additional information.

Sincerely,

FIVE STAR QUALITY CARE, INC.

By:	/s/ Richard A. Doyle
Richard A. Doyle
Treasurer and Chief Financial Officer